MONTHLY REPORT - JULY, 2005
                              Global Macro Trust
               The net asset value of a unit as of July 31, 2005
               was $  892.40, down  0.4% from   $ 895.94 per unit
                             as of June 30, 2005.

                                     Managing          Unit
                                       Owner         Holders          Total

Net Asset Value (426,378.469      $   4,121,468     377,889,334     382,010,802
   units) at June 30, 2005
Addition of 4,808.083 units on                0       4,307,756       4,307,756
   July 1, 2005
Redemption of 8,353.919 units on             (0)     (7,455,037)     (7,455,037)
   July 31, 2005
Net Income (Loss) - July, 2005            7,311      (1,445,918)     (1,438,607)
                                    -----------  --------------  --------------
Net Asset Value at July 31, 2005  $   4,128,779     373,296,135     377,424,914
                                    ===========  ==============  ==============
Net Asset Value per Unit at July
  31, 2005 (422,931.793 units
  inclusive of 99.160 additional
  units.)                                        $       892.40


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 1,652,570     (19,673,643)

      Change in unrealized gain (loss) on open       (1,264,689)      4,509,896
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (460,553)       (626,503)


   Interest income                                      976,612       5,808,325

   Foreign exchange gain (loss) on margin               (50,927)       (317,040)
      deposits

Total: Income                                           853,013     (10,298,965)

Expenses:
   Brokerage commissions                              2,169,302      15,291,432

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               122,318         892,043


Total: Expenses                                       2,291,620      16,183,475

Net Income (Loss) - July, 2005                      $(1,438,607)    (26,482,440)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust




                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


                                       August 4, 2005



Dear Investor:

Global Macro Trust ("GMT") was down 0.40% for July. Year-to-date the Trust is down 6.54%.

In July, strong gains from trading of stock index futures and moderate gains from energy futures were approximately offset by losses from trading of interest rates and, to a lesser extent, from currencies, metals and agricultural commodities.

July was a strong month for equities globally. For example, the Russell 2000 index was up over 6%. The Trust"s long stock index futures positions in Europe (Germany, France, Spain, Great Britain), the U.S. (Dow Jones, Russell 2000,
S & P 500, NASDAQ 100), the Far East (Hong Kong, Japan, Taiwan, Australia) and South Africa were all profitable.

The major news in the currency markets was China's 2.1% devaluation of the yuan on July 21. This triggered an immediate dollar sell off, although the decline was mitigated when Chinese officials suggested that this was the end of the currency adjustments for now. Still, China's true intentions remain opaque. Long dollar positions against the euro and currencies of Czech Republic, Norway, Poland, Sweden, Singapore and South Africa, and short dollar positions relative to the currencies of Australia, Brazil, Canada, Korea and New Zealand produced losses. These losses were offset partially by gains on long dollar positions versus the yen and Swiss franc. Non-dollar cross rate trading was flat, with profits on long positions in the Australian and Canadian dollars versus the yen, and the euro versus the Swiss franc, offset by losses on a long position in the pound versus the euro and small losses on six other crosses.

Global interest rates - both short-term and on notes and bonds - moved up in July; not surprisingly in the U.S. where the economy is strong and the Fed has raised rates in nine quarter-point increments since June 2004, but also in Europe and Japan where economic growth is unimpressive. Losses were sustained on long positions in short-term interest rate futures in Europe and Canada, and on note and bond futures in Germany, Great Britain, Canada, the U.S. and Japan. On the other hand, gains from short positions in short-term Eurodollar deposits and 2-year Treasuries provided some offset.

Commodities were slightly unprofitable in July with small gains from energy outweighed by small losses from metals and agriculturals. Long positions in Brent crude, WTI crude and unleaded gasoline were profitable, while a short natural gas position was unprofitable. Small gains on long positions in silver, platinum and copper were narrowly outweighed by small losses on long positions in gold, zinc, and lead, and a short position in aluminum. Small losses were sustained in grains, tropical "soft" commodities and meats.



                              Very truly yours,


                              Millburn Ridgefield Corporation
                               Harvey Beker, co-Chairman
                               George E. Crapple, co-Chairman